May 9, 2014

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Allegion Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 1-35971

Dear Ms. Blye:

This is in response to your letter dated April 29, 2014 to David D. Petratis, President and Chief Executive Officer of Allegion plc (the Company), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we have set forth the staff’s comments below followed by our responses.

General

1.
In its letter to the staff dated December 23, 2013, your predecessor Ingersoll Rand discussed contacts with Syria that appear to have included earlier sales by business operations subsequently transferred to you. On page 3 of the 10-K you state that you have operations in a geographic region that includes Africa and the Middle East, areas that include Sudan and Syria. Finally, on page 32 of Exhibit 99.1 of the 8-K filed March 12, 2014, you indicate that one of your “markets served” is Latin America, a region that includes Cuba.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

As requested, our response provides information regarding our contacts with Cuba, Sudan and Syria. Our responses are based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

Some of the Company’s non-U.S. subsidiaries have had limited sales into Syria of a variety of products designed for commercial and/or residential use. The Company has no subsidiaries in Cuba, Sudan or Syria. To its knowledge, the Company also does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Cuba, Sudan or Syria or entities that are owned or controlled by agencies of the governments of Cuba, Sudan or Syria.

U.S. laws and regulations permit certain transactions with Cuba, Sudan and Sudan subject to varying restrictions and requirements depending on the country. The Company has policies and procedures in place to ensure that it complies with relevant requirements such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.

More specifically, the sales originate and are constituted as follows:

Cuba: The Company’s non-U.S. subsidiaries had no sales into Cuba during 2011, 2012, 2013 or the three months ended March 31, 2014.

Sudan: The Company’s non-U.S. subsidiaries had no sales into Sudan during 2011, 2012, 2013 or the three months ended March 31, 2014.

Syria: The Company’s non-U.S. subsidiaries have sales of mechanical door looks and cylinders and related parts and hardware items and services related to such products. Total approximate sales to Syria were $1,869 in 2011, $562 in 2012, none in 2013 and none for the three months ended March 31, 2014.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The Company has analyzed its contacts with Cuba, Sudan and Syria from both a qualitative and quantitative standpoint. As discussed above, the Company had no sales to Cuba or Sudan in 2011, 2012, 2013 or in the three months ended March 31, 2014. Total approximate sales to Syria were $1,869 in 2011, $562 in 2012, none in 2013 and none for the three months ended March 31, 2014. The Company had total global revenue of $2,021.2 million in 2011, $2,046.6 million in 2012, $2,093.5 million in 2013 and $472.5 million for the three months ended March 31, 2014. On a percentage basis, the combined revenue in Cuba, Sudan and Syria as compared to the Company’s total revenue were no more than 0.0001% for any period under review. The Company maintains a robust compliance program including policies and procedures with respect to trade and exports and is committed to conducting business in full compliance with applicable laws, rules and regulations, including but not limited to the provisions of the U.S. Export Administration Regulations, the Foreign Assets Control Regulations of the U.S. Department of Treasury and other applicable regulations. The Company has dedicated personnel and resources to implementing and monitoring these policies and procedures. In the context of its overall business operations and given the Company’s focus on compliance with law, the Company believes that these limited activities by non-U.S. subsidiaries do not pose a material reputational risk or investment risk for the Company’s shareholders in either quantitative terms or in qualitative terms.

We acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer